Exhibit 99.1

HeadHunter Group PLC Announces an Update Regarding the Impact of the Latest Geopolitical Developments

MOSCOW, Russia, March 4, 2022 – HeadHunter Group PLC (Nasdaq: HHR, MOEX: HHRU) (“HeadHunter,” “we” or the “Company”) announces an update regarding the impact of the latest geopolitical developments on the Company.

As far as the Company is aware, neither the Company nor any of its subsidiaries is directly subject to any sanctions announced to date by the United States, the United Kingdom, the European Union or other countries.

As the market situation is constantly evolving, it is difficult to accurately predict the full impact of the sanctions that were introduced or any measures taken by the Russian government in response to such sanctions, including the nationalization of foreign held assets. Despite very strong online recruitment industry fundamentals, the Company cannot guarantee that these sanctions or responsive measures will not adversely affect the Russian economy or its business activities and financial position. Please see “Risk Factors--Risks Relating to the Russian Federation and Other Markets in which We Operate” in our Annual Report on Form 20-F for the year ended December 31, 2020 for additional information.

Neither the Company nor any of its subsidiaries have any operations or generate any revenue in Ukraine. In the ordinary course of business, the Company’s subsidiaries, like many Russian companies, have routine commercial operations with and generate revenues from Russian persons and entities that have been recently sanctioned. The share of revenue generated from such newly sanctioned entities is not substantial for us due to the low customer concentration in our revenue structure and business model. In addition, one of our Russian subsidiaries currently has an outstanding Ruble-denominated loan with one of the sanctioned banks, VTB Bank.

To the extent applicable to us and our operations, we have complied and intend to continue to comply with all applicable sanction laws and regulations. However, there is no assurance that our operations with sanctioned entities would not be viewed as activities meeting the criteria for “secondary” economic sanctions under applicable United States legislation.

As of today, our management believes that our ability to conduct business has not been inhibited by the sanctions that were recently introduced. The Company has a strong balance sheet, with a significant cash balance and a low Net Debt / Adjusted EBITDA ratio. Our subscription-based business model is highly cash generative, and we recently paid an interim dividend for the year December 31, 2021. Our debt is due in more than 12 months, including a RUB 4 billion bond payable at the end of 2023, and our subsidiary’s loan with VTB Bank matures in 2025. All of these factors allow us to maintain our cash position and preserve financial flexibility even in the case of a protracted economic downturn. However, recently the United States, the United Kingdom, the European Union authorities announced that certain Russian banks may be disconnected from SWIFT. While we believe that this will not impact our day-to-day operations adversely, if all Russian banks will be disconnected from SWIFT, we may experience difficulties in conducting payments to our shareholders abroad, including dividend payments.

In addition, we are subject to risks relating to our technology as a result of the current environment. If the Western businesses on which we rely for aspects of our technology infrastructure and support, including information security and firewall protection, are unable to continue to provide uninterrupted services, our operations may be adversely impacted. Our business activities may also be disrupted if our app is no longer available for download from iOS and Android app stores.

The Company notes that there are no restrictions on the ability of U.S. persons to acquire and trade in the Company’s securities, and non-U.S. persons are not exposed to any U.S. secondary sanctions risks in connection with such transactions.

We will continue to closely monitor all developments in the key markets in which we operate and analyze recently introduced and potential additional sanctions, in order to be able to react to the changing environment accordingly and to make every effort to sure we minimize any negative impact on our business.

Contacts:

Investor Inquiries

Telman Shagants

E-mail: investor@hh.ru

Media Inquiries

Alexander Dzhabarov

E-mail: a.dzhabarov@hh.ru

About HeadHunter Group PLC

HeadHunter is the leading online recruitment platform in Russia and the Commonwealth of Independent States focused on providing comprehensive talent acquisition services, such as access to extensive CV database, job postings (jobs classifieds platform) and a portfolio of value-added services.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements contained in this release that do not relate to matters of historical fact should be considered forward-looking statements, including, without limitation, statements regarding our expected financial performance and operational performance for the year ending December 31, 2022, the sufficiency of our resources and our ability to finance our operations for the foreseeable future, our expectations regarding the impact of recent geopolitical developments and sanctions, as well as statements that include the words “expect,” “intend,” “plan,” “believe,” “project,” “forecast,” “estimate,” “may,” “should,” “anticipate” and similar statements of a future or forward-looking nature. These forward-looking statements are based on management’s current expectations. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, significant competition in our markets, our ability to maintain and enhance our brand, our ability to improve our user experience and product offerings, our ability to respond to industry developments, our reliance on Russian Internet infrastructure, macroeconomic and global geopolitical developments affecting the Russian economy or our business, including the impact of the COVID-19 pandemic, changes in the political, legal and/or regulatory environment, privacy and data protection concerns and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the caption “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2020, as such factors may be updated from time to time in our other filings with the U.S. Securities and Exchange Commission (“SEC”), each of which is on file with the SEC and is available on the SEC website at www.sec.gov. In addition, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements that we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this release are inherently uncertain and may not occur, and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. Accordingly, you should not rely upon forward-looking statements as predictions of future events. In addition, the forward-looking statements made in this release relate only to events or information as of the date on which the statements are made in this release. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.